UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Globalstar, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-33117	41-2116508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Holiday Square Blvd.
Covington, LA	70433
(Address of principal executive offices)	(Zip Code)

L. Barbee Ponder IV
General Counsel and Vice President Regulatory Affairs
(985) 335-1500
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Globalstar, Inc. (the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 through December 31, 2014.
Conflict Minerals Disclosure
A copy of the Company’s Conflict Minerals Report is attached hereto as Exhibit 1.01 and is publicly available at the Company’s website, www.globalstar.com, by clicking “Investors” and “SEC Filings.”
Item 1.02 Exhibit
Exhibit 1.01 to this report is the Company’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.
Section 2 - Exhibits

Exhibit Number	Description

1.01	Globalstar, Inc. Conflict Minerals Report for the period January 1, 2014 through December 31, 2014

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GLOBALSTAR, INC.

Date: June 1, 2015	By:	/s/ L. Barbee Ponder IV
		Name:	L. Barbee Ponder IV
		Title:	General Counsel and Vice President Regulatory Affairs